THE ALLIANCE CORPORATE GROUP, INC.
24345 - Hwy 48
Baldwin, Ontario L0E 1A0
Tel: (905) 722-3984

October 24, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	The Alliance Corporate Group, Inc.
Form SB-2 Registration Statement Registration No. 333-133711

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, The Alliance Corporate Group, Inc. (the "Company") hereby requests that its Form SB-2 Registration Statement filed with the SEC on May 1, 2006, be withdrawn.

The Form SB-2 Registration Statement is being withdrawn because the Company does not intend to proceed with the public offering of its securities at this time.

The Company confirms that no securities have been offered, sold or issued by it in connection with its proposed public offering.

Yours truly,

The Alliance Corporate Group, Inc.

BY:	EDWARD LABUICK
Edward LaBuick, President

RT:jb

cc: Conrad C. Lysiak